Mail Stop 0308 							October 12, 2004

VIA U.S. MAIL AND FACSIMILE

Maxine Clark
Chairman of the Board
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

Re:	Build-A-Bear Workshop, Inc.
Registration Statement on Form S-1
File No. 333-118142, Amended October 12, 2004

Dear Ms. Clark:

We have reviewed your amended filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Developments, page 2
1. In this section and in Management`s Discussion and Analysis, please balance the recent developments disclosure of revenues with net income for the 13 weeks and 39 weeks ended October 2, 2004.

*	*	*	*	*

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Hoffmeister, Staff Accountant, at (202) 942-1988, or Rufus Decker, Assistant Chief Accountant, at (202) 942-1774 if you have questions regarding the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 942-1776, or Ellie Quarles at (202) 942-1859, or me at (202) 942-1900
with any other questions.



Sincerely,




H. Christopher Owings
Assistant Director



cc.	James H. Erlinger III, Esq.
	Bryan Cave LLP
	One Metropolitan Square
	211 North Broadway, Suite 3600
	St. Louis, Missouri 63102-2750

Build-A-Bear Workshop, Inc.
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